Pet & Tie, Inc.
Statement of Changes in Shareholders' Equity
From October 31, 2016 (Inception) to Decmber 31, 2017
(Unaudited)

	Common Stock				Total Shareholders'
	Shares	Amount	Paid-in-Capital	Retained Deficit	Equity
Balance, October 31, 2016 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of shares	12,386,050	1,239	138,761		140,000
Net loss				(39,984)	(39,984)
Balance, December 31, 2016	12,386,050	1,239	138,761	(39,984)	100,016
Capital reduction			(1,965)		(1,965)
Net loss				(86,491)	(86,491)
Balance, December 31, 2017	24,772,100	$ 1,239	$ 136,796	$ (126,475)	$ 11,560